UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Affirmation of Credit Rating

On November 25, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Israel Securities Authority and Tel Aviv Stock Exchange that Midroog (an affiliate of Moody’s) (“Midroog”) had issued a report reaffirming the credit rating of Aa3.il/ stable for the Company and for each of its series of outstanding debentures— consisting of Series D, J, K, L and M. The full rating report of Midroog will be published by the Company in the near future.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference in the Company’s Registration Statement on Form F-3 (SEC File No. 333-211707).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 26, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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